Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PLUS THERAPEUTICS, INC.

Plus Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the corporation is Plus Therapeutics, Inc. (the “Corporation”).

SECOND: On April 5, 2019, the Board of Directors of the Corporation duly adopted resolutions approving the following amendment of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), declaring said amendment to be advisable and providing for such consideration of such amendment at the Corporation’s annual meeting of the stockholders.

THIRD: On July 11, 2019, the Corporation’s annual meeting of the stockholders was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: Article IV.A of the Amended and Restated Certificate of Incorporation of the Corporation be hereby amended and restated to read in its entirety as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, ‘Common Stock’ and ‘Preferred Stock.’ The total number of shares which the Corporation is authorized to issue is One Hundred Five Million (105,000,000) shares, One Hundred Million (100,000,000) shares of which shall be Common Stock (the ‘Common Stock’) and Five Million (5,000,000) shares of which shall be Preferred Stock (‘Preferred Stock’). The Common Stock and Preferred Stock shall each have a par value of $0.001 per share.

Upon the filing and effectiveness (the "Effective Time"), pursuant to the General Corporation Law of the State of Delaware, of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each Fifty (50) shares of Common Stock either issued and outstanding or held by the Corporation in its treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares shall be entitled to the rounding up of the fractional share to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FIFTH: This amendment to the Corporation’s Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the

Exhibit 3.1

State of Delaware and shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, Plus Therapeutics, Inc. has caused this Certificate of Amendment to be signed by the undersigned, thereunto duly appointed, this 5th day of August, 2019.

PLUS THERAPEUTICS, INC.

By: /s/ Marc H. Hedrick, M.D.

Name:  Marc H. Hedrick, M.D.

Title:  President and Chief Executive Officer